For immediate release:

INDOSAT BOOKED NET INCOME OF Rp 1.445  TRILLION OR

INCREASE OF 56% IN THE NINE MONTH 2007

Indosat cellular customers 22 million or increase 54.8% Year on Year

Jakarta, 22 November 2007.  PT Indosat Tbk (“Indosat” or “the Company”) announced today its limited review of financial report for period ended at 30 September 2007. The Company recorded the nine months 2007 net income of Rp 1,445.1 billion or grew 56% compared to the nine months 2006. The Company recorded operating revenues and operating income for the period ended 30 September 2007 amounting to Rp 11,880 billion and Rp 3,204.4 billion or grew 34% and 31.0% respectively. Cellular, fixed data (multimedia, data communication and internet) services, and fixed voice services contributed 77%, 13%, and 10% to operating revenues respectively.  Indosat has submitted the report to Bapepam, Jakarta Stock Exchange, and Surabaya Stock Exchange. Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global is the Company’s independent auditor.

Cellular revenues grew by 38% compared to last year which is mainly driven by the increase of its cellular subscribers to 22 million subscribers or a total net add of 5.3 million subscribers from end of 2006. The postpaid subscribers (Matrix) as well as prepaid subscribes (Mentari and IM3) increased due to stronger brand positioning, improve service quality and additional coverage.

The operating revenues from fixed data services grew 11 %  to Rp1,568.2 billion in nine months of 2007. The increase in fixed data revenues was primarily contributed by the growth of demand in internet, leased lines and IPVPN services.

Operating revenues from fixed voice services also increased   to Rp.1,165.3 billion or grew by 43% on a year-on-year basis due to increase in international call services (IDD 001, IDD 008 and Flat Call 01016) revenues especially for incoming call traffic and increase in fixed wireless services revenues (Star One) as more additional cities offers this service, totaling 24 cities.

Despite the fluctuation in forex exchange, our derivative loss is significantly decreased by 97,6% due to appreciation of Rupiah in nine months  2006 while depreciation Rupiah in nine months 2007 (compared to year end 2006). This showed that our hedging policy was a correct move.

In the nine month of 2007, Indosat commitment on capital expenditure is around Rp. 10.3 trillion . Indosat has invested in BTS roll out over the nations in high density areas as well as remote areas in outside Java; submarine cable networks connecting main Islands across Indonesia and other supporting infrastructures.

As the consequences of our aggressive network roll out program, we booked higher depreciation expenses and other cost of services mostly related to frequency fees and other related expenses, while marketing expenses increased due to increase promotion and advertising. However Indosat is able to maintain its EBITDA margin of 57.5% in net revenue format or equal with 52.7% in gross revenue format.

“Indosat achievement in this nine months 2007 is contributed by the increasing demand for Indosat cellular, fixed data and fixed voice services. We have been very pleased with these results as it once again demonstrates the significant turnaround in our performance this year compared to the same period last year. This is an evidence that our strategy has been on  the right track.  We remain optimistic that we will achieve our full year guidance by end-2007. We remain committed to enhance our services quality, increase coverage, as well as continue to introduce innovative products for our customers, “said Johnny Swandi Sjam, President Director of Indosat.

The Company’s financial statements were prepared in accordance with the Indonesian Generally Accepted Accounting Principles.

Financial Results Summary with Yearly Comparison

(for period ended 30 September 2007)

In Rp billion (unless stated)	2006	2007	(%) Change
Operating Revenues	8,872.0 (Net)	11,880.0 (Gross)	34%
Operating Expense	6,425.0	8,675.4	35.0%
Operating Income	2,447.0	3,204.4	31.0%
Net Income	927.2	1,445.1	56%
EBITDA1)	5,095.5	6,258.3	22.8%

1) EBITDA:  Earning before interest, tax, depreciation and amortization

About Indosat

Indosat   is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD service (IDD 001, IDD 008 and FlatCall (01016), fixed telecommunication services (StarOne, Indosat Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through Indosat and its subsidiary companies, Indosat Mega Media (IM2) and Lintas Arta. In addition, Indosat provides 3.5G with HSDPA technology. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Public Relations Division

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail : public.relations@indosat.com

Website: www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.